April 8, 2021	Rosemary G. Reilly +1 617 526 6633 (t) +1 617 526 5000 (f) wilmerhale.com Rosemary.Reilly@wilmerhale.com
By Electronic Submission
U.S. Securities and Exchange Commission
Division of Corporation Finance 100 F Street, N.E.
Washington, DC 20549

Attention: Abby Adams

Re:	Werewolf Therapeutics, Inc.

Draft Registration Statement on Form S-1

Submitted February 26, 2021

CIK No. 0001785530

Ladies and Gentlemen:

On behalf of Werewolf Therapeutics, Inc. (the “Company”), we are responding to the comments contained in the letter dated March 28, 2021 (the “Letter”) from the staff (the “Staff”) of the Office of Life Sciences in the Division of Corporation Finance of the U.S. Securities and Exchange Commission to Daniel J. Hicklin, the Company’s President and Chief Executive Officer, relating to the Confidential Draft Registration Statement on Form S-1 referenced above (the “Draft Registration Statement”). In response to the Staff’s comments, the Company has revised the disclosure in the Draft Registration Statement and is filing a Registration Statement on Form S-1 (the “Public Registration Statement”) with this response letter.

The responses set forth below are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by representatives of the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter. Page numbers referred to in the responses reference page numbers in the Public Registration Statement.

On behalf of the Company, we advise you as follows:

Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.

Please revise the “Company Overview” section to clarify the status of the PREDATOR platform and the nature of the preclinical work performed on product candidates to date. We note that this context is necessary in order to assess the performance claims that are

April 8, 2021

included in the Summary. With respect to the platform, we note that your disclosure at the bottom of page 1 indicates that it is “built” whereas your risk factor disclosure on page 16 indicates that the platform, as well as your product candidates, are under development. With respect to your product candidates, your Business discussion indicates that preclinical testing has been performed predominantly on mouse models and in certain cases using surrogate molecules; however, your disclosure makes claims which could be interpreted to indicate that the testing has been performed on humans or on human cells. In this regard, we refer to the disclosure on page 2 which addresses how your platform screens to identify protease-cleavable linkers that are “efficiently cleaved by a broad array of human tumors with minimal cleavage in non-tumor tissues.”

Response:	In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 2 and 90 of the Public Registration Statement.

2.

We note your statement on page 1 regarding your “potentially first- or best-in-class therapies” and several other references to “first-in-class” and “best-in-class on pages 3 and 4. These terms suggest that the product candidate is effective and likely to be approved by the FDA. Please delete these from the Summary. To the extent your use of these terms is intended to convey your belief that the product is based on a novel technology or approach and/or is further along in the development process, you may discuss how your technology differs from technology used by competitors and, as applicable, that you are not aware of competing products that are further along in the development process. Statements such as these should be accompanied by cautionary language that the statements are not intended to give any indication that the product candidate has been proven effective or that it will receive regulatory approval.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on pages 1, 3, 4, 77 and 90-92 of the Public Registration Statement.

3.

On page 2 you refer to your “potent INDUKINE molecules” and state that your “INDUKINE molecules contain fully potent and functional cytokines that mediate proinflammatory, anti-cancer mechanisms within the [tumor microenvironment].” As safety and efficacy determinations are solely within FDA’s authority and they continue to be evaluated throughout all phases of clinical trials, please remove these references, or revise the presentation to provide additional context so that it is clear that these claims do not connote a current or future regulatory finding of safety or efficacy.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on pages 2 and 90 of the Public Registration Statement.

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Our Pipeline, page 3

4.

Please revise to increase the width of the “Pre-IND” and “IND-Enabling” columns so they are no larger than the columns for Phases 1-3. Also, please remove the unidentified discovery programs from your pipeline table. In this regard, we note that your Business discussion of these early stage programs is limited to a few sentences.

Response:	In response to the Staff’s comment, the Company has revised the pipeline table on pages 3 and 91 of the Public Registration Statement.

Leadership, page 4

5.	Please revise here and/or elsewhere in the prospectus to explain the basis for your claim of leadership in protein engineering and developing optimized conditionally activated molecules.

Response:	In response to the Staff’s comment, the Company has revised the disclosures on pages 4 and 92 of the Public Registration Statement.

Our Team, page 4

6.

Please revise here, or elsewhere in the prospectus, to discuss the founding of the company, including the origins of your technology. In this regard, we note that MPM Capital identifies themselves on their website as your “founder” and it appears that MPM also controlled Harpoon Therapeutics at the time you and Harpoon first entered into the license agreement covering the technology used in your PREDATOR platform. With a view to disclosure, also tell us whether the platform, or any material work on your three product candidates, derived from work conducted prior to the October 2017 incorporation of the company and, if so, who conducted such work.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on pages 4 and 90 of the Public Registration Statement. The Company supplementally advises the Staff that no material work on its three product candidates derived from work conducted prior to the October 2017 incorporation of the Company. The Company supplementally advises the Staff that no material work on the PREDATOR platform derived from work conducted prior to the October 2017 incorporation of the Company, except that, as disclosed on page 118 of the Public Registration Statement, the Company in-licensed rights from Harpoon Therapeutics, Inc. (“Harpoon”) pursuant to a license agreement initially executed on in March 2018, and subsequently amended in October 2018 and December 2019. The PREDATOR platform contains components disclosed in US Patent 10,100,106, having a priority date of May 20, 2016. This patent is owned by Harpoon and licensed to the Company.

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Risks Associated with Our Business, page 4

7.	Please revise to highlight the risk on page 39 concerning uncertainty as to whether you will have patents that cover the composition of matter for your product candidates.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on page 5 of the Public Registration Statement.

Risks Related to this Offering, Ownership of Our Common Stock and Our Status as a Public Company, page 58

8.	Please revise the exclusive forum risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Response:	In response to the Staff’s comment, the Company revised the disclosure on page 65 of the Public Registration Statement.

Our strategy, page 92

9.

Here and in several places in your Business section you discuss the possibility that your product candidate “could generate clinical benefit, with the potential . . . to pursue an expedited clinical and regulatory strategy.” These references improperly raise the possibility of an expedited process without explaining the type and magnitude of clinical benefit that would be needed to garner an expedited process, and without explaining the nature of and hurdles to completing the expedited processes. Revise to balance your disclosure with these clarifications, and with the fact that, as your candidates are preclinical, there is no assurance the FDA would approve any form of application. Also, provide context to your statement on page 4 concerning your strategy to “rapidly advance” WTX-124 through clinical development. In this regard, we note that your risk factor disclosures explain that clinical development may take several years.

Response:	In response to the Staff’s comment, the Company revised the disclosures on pages 4, 92 and 109 of the Public Registration Statement.

Linker Selection, page 94

10.

We note your disclosure on page 95 indicating that your differentiated approach begins with a novel library of peptide sequences. Revise to discuss whether this library is internally developed and owned. Also, clarify whether your screening of prioritized linker sequences similarly relies on novel libraries or other proprietary technology or knowledge.

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Response:	In response to the Staff’s comment, the Company revised the disclosure on page 95 of the Public Registration Statement.

Our Programs, page 96

11.

Please revise to discuss briefly the planned IND-enabling work for each of the three product candidates. With reference to your disclosure on pages 18 and 117, please tell us whether the referenced in vitro pre-clinical work using human cells will need to be performed on each product candidate prior to clinical testing or whether this in vitro testing occurred at the screening stage discussed on page 95.

Response:

In response to the Staff’s comment, the Company revised the disclosures on pages 104, 108 and 112 of the Public Registration Statement. The Company supplementally advises the Staff that future in vitro studies using human cells will be required in order to support an investigational new drug application for each of the Company’s product candidates.

Our Programs, page 96

12.

We refer to your disclosures under the headings “WTX-330 Preclinical Results” and “WTX-613 Preclinical Results.” We note that your disclosure on page 107 indicates that your testing used a surrogate molecule consisting of mouse IFN-a1 which is “otherwise identical to WTX-613.” By contrast, we do not see similar disclosure concerning the surrogate molecule that you used to assess WTX-330 in mice. Accordingly please revise your disclosure concerning your WTX-330 testing to discuss the comparability of the surrogate. In addition, please tell us whether prior to commencing clinical trials you will need to demonstrate that your product candidates are comparable to the surrogates utilized in your preclinical testing.

Response:

In response to the Staff’s comment, the Company revised the disclosure on page 106 of the Public Registration Statement. The Company supplementally advises the Staff that it does not expect to need to demonstrate that its product candidates are comparable to the surrogates utilized in preclinical testing.

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Intellectual Property, page 112

13.	With reference to your disclosures on pages 94-95, please revise to discuss briefly the aspects of the PREDATOR platform that are covered by patent claims directed to “platform technology.”

Response:	In response to the Staff’s comment, the Company revised the disclosures on pages 2, 91, 95 and 116 of the Public Registration Statement.

Principal Stockholders, page 154

14.

Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the common stock held by Longwood Fund III. Refer to Item 403 of Regulation S-K.

Response:	In response to the Staff’s comment, the Company revised the disclosure on page 158 of the Public Registration Statement.

General

15.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:

The Company acknowledges the Staff’s request and will provide to the Staff on a supplemental basis under separate cover all such materials that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

/s/ Rosemary G. Reilly
Rosemary G. Reilly

April 8, 2021

cc:	Daniel J. Hicklin, Werewolf Therapeutics, Inc.

Brent B. Siler, Cooley LLP